UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

224051102
(CUSIP Number)

Stephen Pence
Hurstbourne Place, Suite 1205
9300 Shelbyville Road
Louisville, KY 40222
Tel: (502) 736-6200
Fax: (502) 736-6205

Copies to:

Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092

(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

March 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	224051102

1		NAMES OF REPORTING PERSONS: PSQ, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
32-0277127

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

Reporting Person is an investment fund formed and capitalized for the purpose of acquiring shares of the Issuer’s common stock.

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

PSQ, LLC is a Kentucky limited liability company.

	7	SOLE VOTING POWER:

NUMBER OF		7,700,000 shares of Common Stock subject to the terms and conditions of an Securities Purchase Agreement dated as of March 30, 2009 between PSQ, LLC and the Issuer.

SHARES	8	SHARED VOTING POWER:

BENEFICIALLY		7,700,000 shares of Common Stock subject to the terms and conditions of an Securities Purchase Agreement dated as of March 30, 2009 between PSQ, LLC and the Issuer.

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		7,700,000 shares of Common Stock subject to the terms and conditions of an Securities Purchase Agreement dated as of March 30, 2009 between PSQ, LLC and the Issuer.

WITH	10	SHARES DISPOSITIVE POWER:

7,700,000 shares of Common Stock subject to the terms and conditions of an Securities Purchase Agreement dated as of March 30, 2009 between PSQ, LLC and the Issuer.

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

PSQ, LLC, as the reporting person is a single member limited liability company that is the beneficial owner of the Issuer’s shares, subject to the terms and conditions of the March 30, 2009 Securities Purchase Agreement.

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60% of the total outstanding shares of the Issuer’s common stock, subject to closing of the March 30, 2009 Securities Purchase Agreement

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Limited liability company

CUSIP No.	224051102

1		NAMES OF REPORTING PERSONS: PSQ, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 32-0277127

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

Funds under management held by PSQ, LLC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

Kentucky limited liability company

	7	SOLE VOTING POWER:

NUMBER OF		7,700,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not Applicable

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		7,700,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

Not Applicable

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,700,000 shares of Common Stock

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Limited liability company

Item 1: Security and Issuer.

     This statement relates to the common stock, no par value per share (“Common Stock”), to be issued by General Employment Enterprises, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at One Tower Lane, Suite 2200, Oakbrook, Terrace, Illinois 60181.

Item 2: Identity and Background.

(a)	The name of the person filing this statement is Stephen Pence (“Mr. Pence”), on behalf of PSQ, LLC.

(b)	The business address of Mr. Pence is Hurstbourne Place, Suite 1205 9300 Shelbyville Road Louisville, KY 40222.

(c)	The principal occupation of Mr. Pence is sole managing member of PSQ, LLC. The principal business of PSQ, LLC is Hurstbourne Place, Suite 1205 9300 Shelbyville Road Louisville, KY 40222.

(d)	During the last five years, Mr. Pence has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) .

(e)
During the last five years, Mr. Pence has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pence is a United States citizen.

PSQ, LLC (“PSQ”)

    PSQ is a limited liability company formed under the laws of the State of Kentucky. Mr. Pence is the sole managing member and sole controlling person of PSQ. PSQ has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

 The acquisition of the Issuer’s Common Stock by PSQ is subject to a Securities Purchase and Tender Offer Agreement dated as of March 30, 2009 between PSQ as acquirer and the Issuer. The total consideration agreed upon for the purchase of the 7,700,000 shares of Common Stock is $1,925,000, or $.25 per share. PSQ’s source of funds for this acquisition of Common Stock will be from funds under management at PSQ.

Item 4. Purpose of Transaction.

                The purpose of the acquisition of Common Stock by PSQ of the Company is to acquire control of the Company through the purchase of approximately 60% of the outstanding shares of Common Stock of the Company in a privately negotiated transaction which was approved by the Company’s Board of Directors. In addition to acquiring a controlling block of Common Stock of the Company, PSQ has also agreed to conduct a tender offer of no more than 2,500,000 additional outstanding shares of the Company’s Common Stock at $.60 per share. The acquisition of the Common Stock that is the subject of the Securities Purchase and Tender Offer Agreement dated March 30, 2009 is to consummate both the purchase and sale of the 7,700,000 shares of Common Stock disclosed in this Form 13-D and acquire a maximum of 2,500,000 additional shares of the Company’s outstanding Common Stock through a tender offer. PSQ intends to beneficially hold the shares of Common Stock described herein for investment purposes. PSQ may make additional purchases for investment purposes from time to time, through additional purchases by PSQ or directly through other means. In addition, Mr. Pence intends to become the chairman of the board of directors of the Company upon the consummation of the transactions described in the Securities Purchase and Tender Offer Agreement and may continue to participate in incentive programs available to non-management directors. As a director, Mr. Pence will have a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D. PSQ would support Mr. Pence in any such proposals or make proposals of its own.

                Except as set forth above neither PSQ nor Mr. Pence has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
Neither Mr. Pence, nor PSQ, nor any other person affiliated with PSQ have any ownership interest in the Common Stock of the Company, except those rights associated with the Securities Purchase and Tender Offer Agreement dated as of March 30, 2009.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Pence and PSQ and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009	By:	/s/ Stephen Pence
Stephen Pence
Sole Managing Member of PSQ, LLC